

January 23, 2015

<u>Via E-mail</u>
Jung Kee Min
Chief Financial Officer
Shinhan Financial Group Co., Ltd.
20, Sejong-Daero 9-Gil, Jung-Gu
Seoul 100-724, Korea

>   **Re: Shinhan Financial Group Co., Ltd.**
>   **Form 20-F for Fiscal Year Ended December 31, 2013**
>   **Filed April 30, 2014**
>   **File No. 1-31798**

Dear Mr. Min:

 We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Christian Windsor
>
>   Christian Windsor
>   Special Counsel

cc: Jeonghoon Cho, Shinhan Financial Group Co., Ltd.
        Yein Kim, Shinhan Financial Group Co., Ltd.
        Sunghun Ryu, Shinhan Financial Group Co., Ltd.
        Jin H. Park, Simpson Thacher & Bartlett LLP
        Johneth Chongseo Park, Simpson Thacher & Bartlett LLP